[STARTECH LETTERHEAD]

January 14, 2005


CONFIDENTIAL
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VIA EDGAR, FEDERAL EXPRESS AND FACSIMILE
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Pamela Ann Long
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, DC 20549-0404

Re:    Startech Environmental Corporation
       Registration Statement on Form S-1
       File No. 333-119668
       Filed December 13, 2004

Dear Ms. Long:

     By this letter, Startech Environmental Corporation (the "Company" or "we") is providing responses to comments contained in the letter dated January 7, 2005 received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") relating to the above-captioned registration statement on Form S-1 (the "Form S-1").

     To facilitate your review, we have reproduced your comments, each of which is followed by our response. The responses below correspond to the numbered paragraphs in the comment letter. In addition, we are today filing Amendment No. 2 to the Form S-1 ("Amendment No. 2) reflecting changes based on the comments of the staff as well as certain additional revisions. Enclosed with a hard copy of this letter is a marked copy of Amendment No. 2 to identify the changes that have been made to the Form S-1.

     In addition to the changes we have made to Amendment No. 2 based on your comment letter, we have made additional changes to update the registration statement with current information, where necessary.

Cover Page
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1.   We note your response to our prior comment 1. Please revise your filing to register the transaction by which purchasers of registered warrants exercise into common stock. We note that your registration statement only relates to the resale of up to 9,353,000 shares of common stock and the resale of 2,067,443 warrants. Revise here and in your sections "The Offering" and "Plan Distribution."

     We have revised the Form S-1 to address the Staff's comment to include as part of the registration statement the issuance by the Company of the shares of common stock issuable upon exercise of the warrants by the selling securityholders and purchasers of the warrants under the registration statement.

Description of Securities; page 55
----------------------------------

2. You state twice on page 55 that 1,058,169 shares of common stock may be issued upon the exercise of all warrants privately placed on February 20, 2004, but the sum of the warrants issued in each tranche, as listed, is 1,058,167 (352,723 + 352,722 + 352,722 = 1,058,167) Please reconcile with your statements in Item 15, "Information Not Required in Prospectus," that each tranche contains 352,723 warrants.

     Additionally, in "Selling Shareholders" on page 49, you state that this post-effective amendment covers 927,696 warrants and 927,969 shares of common stock issuable upon exercise of the warrants. Elsewhere in your registration statement it states that 927,969 warrants were issued.

     Please revise to correct these and any other share and warrant numbers throughout your document.

     We have corrected these discrepancies throughout the Form S-1 in response to the Staff's comments.

Legal Opinion; Exhibit 5.1
--------------------------

3.   Please have counsel revise to opine on the legality of the warrants.

     Our legal counsel in the State of Colorado has revised the opine on the legality of the warrants and copy of attached as Exhibit 5.1 to Amendment No. 2.

4. The legality opinion must opine on the corporate laws of the state of incorporation. Revise to clarify that counsel is opining an all applicable statutory provisions of Colorado law, including the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations.

     Our legal counsel in the State of Colorado has revised the opine on the legality of the warrants and copy of attached as Exhibit 5.1 to Amendment No. 2.

     Should you have any questions or comments concerning this letter or its contents, please contact me at (203) 210-0147.

                                        Respectfully submitted,



                                        /s/ Peter J. Scanlon
                                        --------------------
                                        Peter J. Scanlon
                                        Chief Financial Officer, Treasurer and
                                        Secretary